SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Infinera Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

45667G103
(CUSIP Number)

September 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45667G103	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS Tudor Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER [15,915,187]
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER [15,915,187]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [15,915,187]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [6.8]%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45667G103	13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS Paul T. Jones II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER [15,915,187]
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER [15,915,187]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [15,915,187]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [6.8]%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45667G103	13G	Page 4 of 7

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Infinera Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 6373 San Ignacio Avenue, San Jose, CA 95119.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Tudor Investment Corporation, a Delaware corporation (“Tudor”), which serves as investment manager to certain funds (the “Tudor Funds”), with respect to the shares of Common Stock (as defined in Item 2(d)) directly held by the Tudor Funds; and

(ii) Paul T. Jones II (“Mr. Jones”), the Chief Investment Officer and indirect control person of Tudor, with respect to the shares of Common Stock directly held by the Tudor Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 200 Elm Street, Stamford, CT 06901.

Item 2(c).	CITIZENSHIP:

Tudor is a corporation organized under the laws of the State of Delaware. Mr. Jones is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:

45667G103

CUSIP No. 45667G103	13G	Page 5 of 7

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference.

The percentages reported in this Schedule 13G are calculated based upon 235,773,288 shares of Common Stock reported to be outstanding as of August 14, 2024 as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 21, 2024.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 45667G103	13G	Page 6 of 7

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Tudor Funds have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45667G103	13G	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 7, 2024

Tudor Investment CorpOration

By:	/s/ Bronwyn Eckhardt
Name:	Bronwyn Eckhardt
Title:	Chief Compliance Officer

/s/ Paul T. Jones II
Paul T. Jones II